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July 25, 2013

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attention:	Russell Mancuso, Branch Chief

Timothy Buchmiller

Re:	Exar Corporation

Registration Statement on Form S-3

Filed on June 12, 2013

File No. 333-189271

Dear Mr. Mancuso:

We are counsel to Exar Corporation (“Exar”) and on behalf of Exar, we submit this letter in response to comments received from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 2, 2013 with respect to the Registration Statement on Form S-3 that was filed by Exar with the Commission on June 12, 2013 (as amended, the “Registration Statement”). Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is being filed concurrently herewith. Capitalized terms used but not defined in this letter shall have the respective meanings assigned to them in Amendment No. 1.

The text of the Staff’s comments has been included in this letter in bold for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, our response to each of the numbered comments is set forth immediately below each numbered comment.

Russell Mancuso

Securities and Exchange Commission

July 25, 2013

Information Incorporated by Reference, page 28

1.	Please revise to state the correct filing date of your Form 10-K for the fiscal year ended March 31, 2013. We note that the filing date is June 13, 2013.

Response: In response to the Staff’s comment, we have revised the disclosure on page 28 of Amendment No. 1 to state the correct filing date.

2.

We note that you intend to satisfy the Part III disclosure requirements of your most recent annual report on Form 10-K by incorporating portions of your proxy statement which you will file in connection with your 2013 annual meeting of stockholders. Please file your definitive proxy statement before you seek acceleration of the effective date of this Form S-3. See the Division of Corporation Finance’s Securities Act Forms Compliance and Disclosure Interpretation 123.01 available of the Commission’s web site.

Response: In response to the Staff’s comment, the proxy statement in connection with Exar's 2013 annual meeting of stockholders has been filed on July 25, 2013 immediately prior to Amendment No. 1 and is incorporated by reference into Amendment No. 1.

Exhibit 5.1 - Legality Opinion

3.

Please file a legality opinion that does not contain any limitations on reliance such as those contained in the second to last paragraph of the opinion. Refer to Section II.B.3.d of Staff Legal Bulletin No. 19 available at http://www.sec.gov/interps/legal/cfslb19.htm.

Response: In response to the Staff’s comment, we have deleted the second to last paragraph of the legality opinion. An updated copy of the legality opinion has been filed as Exhibit 5.1 to Amendment No. 1.

* * * * *

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 566-2536 or pscrivano@omm.com.

Sincerely,

/s/ Paul Scrivano

Paul Scrivano
O’Melveny & Myers LLP

cc: Thomas Melendrez, Exar Corporation